                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 9)1

                          DEL GLOBAL TECHNOLOGIES CORP.
                          -----------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.10 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                   245073 10 1
                                   -----------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 31, 2003
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

-----------------------                                     --------------------
CUSIP No. 245073 10 1                 13D                      Page 2 of 9 Pages
-----------------------                                     --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,558,516
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,558,516
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,558,516
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     15.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 245073 10 1                 13D                      Page 3 of 9 Pages
-----------------------                                     --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,558,516
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,558,516
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,558,516
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     15.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 245073 10 1                 13D                      Page 4 of 9 Pages
-----------------------                                     --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 WEBFINANCIAL CORPORATION
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    28,646
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                28,646
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     28,646
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     LESS THAN 1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                     --------------------
CUSIP No. 245073 10 1                 13D                      Page 5 of 9 Pages
-----------------------                                     --------------------

            The following constitutes Amendment No. 9 ("Amendment No. 9") to the
Schedule  13D filed by Steel  Partners  II,  L.P.,  Warren G.  Lichtenstein  and
WebFinancial Corporation with the Securities and Exchange Commission on November
26, 2002.  This  Amendment  No. 9 amends the Schedule  13D as  specifically  set forth.

            Item 4 is hereby amended to add the following:

            On July 31, 2003,  Steel Partners II delivered a letter to the Board
of  Directors  of  the  Issuer   congratulating   the  Board  of  Directors  for
implementing  the strategy Steel Partners II enumerated  during the recent proxy contest to enhance  the value of the Issuer and  expressing  its support for the recent  actions  the  Board of  Directors  has  taken.  A copy of the  letter is attached as an exhibit hereto and incorporated herein by reference.

            Item 5(a)-(b) is hereby amended and restated to read as follows:

            (a)-(b) The aggregate  percentage of Shares  reported  owned by each person named herein is based upon 10,332,548  Shares  outstanding,  which is the total  number of  Shares  outstanding  as of June 23,  2003 as  reported  in the
Issuer's Form 10-Q for the quarter ended May 3, 2003.

            As of the close of  business  on August 4, 2003,  Steel  Partners II beneficially  owned 1,558,516 Shares,  constituting  approximately  15.1% of the
Shares  outstanding.  Mr.  Lichtenstein  beneficially  owned  1,558,516  Shares, constituting  approximately  15.1% of the Shares  outstanding.  By virtue of his positions  with  Steel  Partners  II,  Mr.  Lichtenstein  has  sole  voting  and dispositive  power with respect to the 1,558,516  Shares owned by Steel Partners
II.

            As of  the  close  of  business  on  August  4,  2003,  WebFinancial beneficially  owned  28,646  Shares,  constituting  less  than 1% of the  Shares outstanding.

            The  Reporting  Persons  have formed a group for purposes of Section
13(d)(3)  and Rule  13d-5(b)(1)  of the  Securities  Exchange  Act of  1934,  as
amended.  In  the  aggregate,  the  Reporting  Persons  may  be  deemed  to  own beneficially  (and may be deemed to have  shared  voting and  dispositive  power
over)  1,587,162  Shares,   constituting   approximately  15.4%  of  the  Shares
outstanding.

            The  filing  of this  Statement  and  any  future  amendment  by the
Reporting Persons,  and the inclusion of information  herein and therein,  shall not be  considered  an admission  that any of such  persons,  for the purpose of
Section 13(d) of the Securities  Exchange Act of 1934, as amended, or otherwise, are the  beneficial  owners of any  Shares in which  such  persons do not have a pecuniary interest.

-----------------------                                     --------------------
CUSIP No. 245073 10 1                 13D                      Page 6 of 9 Pages
-----------------------                                     --------------------

            Item 7 is hereby amended to add the following exhibit:

            Exhibit 4     Letter  from Steel  Partners  II, L.P. to the Board of
                          Directors of Del Global  Technologies Corp. dated July
                          31, 2003.

                             [Signature Page Follows]

-----------------------                                     --------------------
CUSIP No. 245073 10 1                 13D                      Page 7 of 9 Pages
-----------------------                                     --------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2003                     STEEL PARTNERS II, L.P.

                                          By: Steel Partners, L.L.C.
                                              General Partner

                                          By: /s/ Warren G. Lichtenstein
                                              ------------------------------
                                              Name:  Warren G. Lichtenstein
                                              Title: Managing Member

                                          /s/ Warren G. Lichtenstein
                                          ----------------------------------
                                          WARREN G. LICHTENSTEIN

                                          WEBFINANCIAL CORPORATION

                                          By: /s/ Warren G. Lichtenstein
                                              ------------------------------
                                              Name:  Warren G. Lichtenstein
                                              Title: President & Chief Executive
                                                     Officer

-----------------------                                     --------------------
CUSIP No. 245073 10 1                 13D                      Page 8 of 9 Pages
-----------------------                                     --------------------

                                  Exhibit Index

                                                                            Page

1.   Joint Filing Agreement, dated March 20, 2003 (previously               ---
     filed).

2.   Director  Nomination Letter from Steel Partners II, L.P.               ---
     to Del Global Technologies Corp., dated March 26, 2003,
     together   with  the  Joint  Filing  and   Solicitation
     Agreement  attached  thereto as  Exhibit B  (previously
     filed).

3.   Director Nomination Letter from Steel Partners II, L.P.                ---
     to Del Global Technologies Corp., dated April 18, 2003,
     together with the Amended and Restated Joint Filing and
     Solicitation  Agreement  attached  thereto as Exhibit A
     (previously filed).

4.   Letter  from Steel  Partners  II,  L.P. to the Board of                   9
     Directors of Del Global  Technologies  Corp. dated July
     31, 2003.

-----------------------                                     --------------------
CUSIP No. 245073 10 1                 13D                      Page 9 of 9 Pages
-----------------------                                     --------------------

                             Steel Partners II, L.P.
                               590 Madison Avenue
                                   32nd Floor
                               New York, NY 10022
                               Tel: (212)-758-3232
                               Fax: (212)-758-5789

July 31, 2003

The Board of Directors
Attn: Messrs: Barnes, Czarnecki, Hopgood, Smith, Jr., Wright
Del Global Technologies Corp.
One Commerce Park
Valhalla, NY 10595

Board of Directors:

As the company's largest shareholder, we would like to congratulate the Board of
Directors of Del Global  Technologies  Corp.  for  implementing  the strategy we enumerated  during  the proxy  contest  to  enhance  the  value of the  company.
Accordingly,  we are writing to express  our support for the recent  actions the
Board of Directors of DGTC has taken.

When we nominated four  independent  directors for Del Global's Board, we stated
that if our nominees  were  elected,  Del Global  stockholders  could expect the following from our nominees:

o    Elimination of the poison pill.- DONE
o    Restoration of the right of stockholders to call a special meeting. - DONE
o    Strong, independent management oversight. - DONE & ONGOING
o    An end to any hint of abusive practices.
o    Promotion of real performance based compensation.
o    Awareness of and openness to all strategic options.
o    Aggressive pursuit of relisting.
o    Effective individual and institutional investor relations efforts.

We were obviously pleased when Del Global's  shareholders  overwhelming  elected our slate of independent nominees. We look forward to hearing from Del Global on a  continuing  basis and we are here to assist you in your efforts in any way we can.

Respectfully,

/s/ Warren Lichtenstein
-----------------------
Warren Lichtenstein